[Letterhead of Smith, Gambrell & Russell, LLP]

December 4, 2008

VIA FACSIMILE (202)772-9203 AND EDGAR

Mr. Daniel F. Duchovny, Esq.

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Thomasville Bancshares, Inc.
Amended Schedule 13E-3
File No. 005-78461
Filed November 26, 2008

Revised Preliminary Proxy Statement on Schedule 14A
File No. 000-25929
Filed November 26, 2008

Dear Mr. Duchovny:

On behalf of Thomasville Bancshares, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filings set forth in your letter of December 3, 2008. In response to your comments, the Company has also filed via EDGAR, Amendment No. 2 to the Company’s Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A. For your convenience, we furnish this cover letter which restates the Staff comments contained in your December 3 letter, as well as marked pages of Amendment No. 2 to the Preliminary Proxy Statement showing changes made in response to the comments.

Revised Preliminary Proxy

1.	We reissue comment 2 as to the form of proxy.

Response:

We have revised the form of proxy as requested.

2.	We reissue comment 3 in which we requested that you highlight specific disclosure.

Response:

We have modified the cover page to highlight the specific disclosure.

We hope that the foregoing is fully responsive to your letter. If you have any questions or additional comments concerning the foregoing, please feel free to contact Reese C. Porter at (404) 815-3581 or the undersigned at (404) 815-3758.

Sincerely,

SMITH, GAMBRELL & RUSSELL, LLP

/s/ Robert C. Schwartz
Robert C. Schwartz

RCS/sbf

Enclosure

cc:    Stephen H. Cheney